[Viewpoint Letterhead]

June 2 , 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Hugh Fuller

Re:	Viewpoint Corporation
Registration Statement on Form S-3
(Registration No. 333-131859)

Dear Mr. Fuller:

The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that Registration Statement No. 333-131859 on Form S-3/A, filed by the registrant on May 15, 2006 be declared effective at 4:00 p.m. on June 6, 2006, or as soon thereafter as practicable.

Viewpoint acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Viewpoint from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and Viewpoint many not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew J. Graf Andrew J. Graf General Counsel